Airbnb, Inc.

888 Brannan Street

San Francisco, California 94103

December 7, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Blaise Rhodes
Adam Phippen
Taylor Beech
Erin Jaskot

Re:	Airbnb, Inc. Registration Statement on Form S-1 (Registration No. 333-250118)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (Registration No. 333-250118) (the “Registration Statement”) of Airbnb, Inc. We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on December 9, 2020, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Tad Freese at (650) 463-3060 or Kathleen Wells at (650) 463-2677.

Thank you for your assistance in this matter.

Very truly yours,

AIRBNB, INC.

By:	/s/ David E. Stephenson
David E. Stephenson
Chief Financial Officer

cc:	(via email)
Rich Baer, Chief Legal Officer, Airbnb, Inc.
Dave Stephenson, Chief Financial Officer, Airbnb, Inc.
David Bernstein, Chief Accounting Officer, Airbnb, Inc.
Anthony J. Richmond, Latham & Watkins LLP
Tad J. Freese, Latham & Watkins LLP
Kathleen M. Wells, Latham & Watkins LLP
Kevin P. Kennedy, Simpson Thacher & Bartlett LLP